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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46837

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBS VICKERS SECURITIES (USA) INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave. – Suite 1201

(No. and Street)

New York | New York | 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Chin 212-826-3559

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas | New York | New York | 10036

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND CHIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBS VICKERS SECURITIES (USA) INC., as of DECEMBER 31, 2001, ~~19~~__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

[Signature]
Signature

RAYMOND CHIN, CFO
Title

[Signature]
Notary Public

SUZANNE DENKER
Notary Public, State of New York
No. 31-4988206
Qualified in New York County
Commission Expires 8-18-2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS Vickers Securities (USA) Inc.

(Formerly known as Vickers Ballas (USA) Inc.)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors of
DBS Vickers Securities (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. (formerly known as Vickers Ballas (USA) Inc.) at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 28, 2002

DBS Vickers Securities (USA) Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 1,353,806
Commission receivable from affiliates	69,279
Deposit from clearing broker	120,476
Furniture, equipment and leasehold improvements - net of accumulated depreciation and amortization of $331,359	115,279
Income tax receivable	165,751
Prepaid expenses and other assets	41,302
Total assets	$ 1,865,893
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 157,585
Drafts payable	56,958
Total liabilities	214,543
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,084,990
Accumulated deficit	(433,650)
Total stockholder's equity	1,651,350
Total liabilities and stockholder's equity	$ 1,865,893

The accompanying notes are an integral part of this financial statement.

1. Organization

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. Pursuant to the merger of the Company's Parent during the fourth quarter of 2001, the Company changed its name from Vickers Ballas (USA) Inc. to DBS Vickers Securities (USA) Inc. The Company is registered with the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD"), Texas Securities State Board and Ontario Securities Commission as a broker-dealer in securities.

The Company operates as a broker-dealer dealing principally in foreign equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company does not hold cash or securities for its institutional customers.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i) for foreign transactions and (k)(2)(ii) for domestic transactions.

2. Significant Accounting Policies

Clearing agreement

The Company has an agreement with a clearing broker (the "Broker") to clear U.S. securities transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions. The agreement can be cancelled by either party upon 30 days written notice.

The Company is also required to maintain a deposit of $100,000 in cash or securities at the Broker.

Cash and cash equivalents

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at major U.S. financial institutions, the balances of which at times may exceed federally insured limits.

Income taxes

The Company records deferred taxes in accordance with Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, a current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

Market value of financial instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at market value or amounts which approximate market value at December 31, 2001.

Drafts payable

Drafts payable represent amounts drawn by the Company against a bank.

Use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Income Taxes

The difference between the effective tax rate and the federal statutory rate of 35% is primarily attributable to the non-deductibility of a portion of entertainment expenses, state and local taxes, the write-off of deferred tax balances and a valuation allowance.

At December 31, 2001, the Company had a net deferred tax asset of $182,838, including $53,725 as of December 31, 2000, which is primarily attributable to net operating loss carryforwards, and the difference between tax and financial statement basis of depreciable assets. A valuation allowance in the amount of $182,838 has been placed against the deferred tax asset. Management does not believe that the benefit related to the deferred tax asset is more likely than not to be realized.

The current tax refund receivable is approximately $166,000, which relate to the carryback of net operating losses to 1999 and 2000.

As of December 31, 2001, the Company had a net operating loss carryforward for income tax purposes of approximately $300,000, which will expire in 2021.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had regulatory net capital of $1,233,402 which is $983,402 in excess of the Company's net capital requirement.

5. Commitments

Leases
On March 28, 2001, the Company entered into an operating lease for office space which expires on March 31, 2011.

Future minimum lease payments as of December 31, 2001 are as follows:

2002	$ 359,100
2003	359,100
2004	359,100
2005	359,100
2006	379,050
Thereafter	1,639,225
Total minimum lease payments	$ 3,454,675

6. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.